TSX: ERO
NYSE: ERO

March 5, 2026
Ero Copper Reports Fourth Quarter and Full Year 2025 Operating and Financial Results
(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and twelve months ended December 31, 2025. Management will host a conference call tomorrow, Friday, March 6, 2026, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.
HIGHLIGHTS
•Consolidated Q4 copper production was a record 19,706 tonnes in concentrate, bringing full-year production to 64,307 tonnes. Consolidated copper C1 cash costs(1) for the quarter and year were $2.03 and $2.06, respectively, per pound produced.
•Quarterly gold production totaled 13,837 ounces at a C1 cash cost(1) and All-in Sustaining Cost ("AISC")(1) of $766 and $1,702 per ounce, respectively. Full-year gold production was 37,291 ounces at a C1 cash cost(1) and AISC(1) of $976 and $2,082 per ounce, respectively.
•During Q4, 14,999 ounces of gold in concentrates were shipped from the Xavantina Operations, bringing total gold , including gold from mining and processing operations as well as from gold concentrate shipments from Xavantina to 28,836 ounces for the quarter and 52,290 ounces for the full year.
•Strong operating performance and sequential execution of portfolio-wide initiatives, including the commencement of gold concentrate sales, paired with strong copper and gold prices drove record Q4 and full-year financial results.
◦Cash flow from operations for the quarter and year were $129.1 million and $395.1 million, respectively, with full-year cash flow from operations increasing $249.7 million, or 171.7%, compared to 2024.
◦Q4 and full-year adjusted EBITDA(1) were $186.7 million and $409.7 million, respectively, with full-year adjusted EBITDA(1) up nearly 90% year-on-year.
◦Net income attributable to the owners of the Company was $77.0 million ($0.74 per share on a diluted basis) for the quarter and $263.7 million ($2.53 per share on a diluted basis) for the year.
◦Adjusted net income attributable to the owners of the Company(1) for the quarter and year were $108.4 million ($1.04 per share on a diluted basis) and $220.4 million ($2.12 per share on a diluted basis), respectively.
(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

1	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Available liquidity(1) at year-end was $150.4 million, including $105.4 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility"), representing an increase of nearly $40 million quarter-on-quarter.
•The Company's net debt leverage ratio(2) strengthened significantly to 1.2x(2) from 2.6x(2) at the end of 2024, reflecting a $50.1 million decrease in net debt and a $193.5 million increase in adjusted EBITDA(1) year-on-year.
•The Company is reaffirming its 2026 production, operating cost and capital expenditure guidance.
◦Consolidated copper production is projected to be weighted toward H2 2026, driven by mine sequencing and higher expected plant throughput at both the Caraíba and Tucumã Operations.
◦Gold production is expected to be lowest in Q1 as the Xavantina Operations advances new development headings into the Santo Antonio vein and completes new ventilation circuit integration and upgrades. Full-year gold production is expected to be weighted toward H2 2026. Gold concentrate sales volumes are similarly expected to be lowest in Q1 due to seasonal rainfall impacting drying capacity, with higher volumes projected from Q2 onward as dryer seasonal conditions return.
•Subsequent to year-end, the Company announced the results of a preliminary economic assessment ("PEA") for the Furnas Copper-Gold Project ("Furnas"), outlining the potential for a large-scale, long-life operation with strong economics across a wide range of commodity prices.
"We are pleased with our operating trajectory and performance in the fourth quarter, which delivered record quarterly copper production as well as the first tangible benefits of record quarterly gold from the Xavantina Operations following the commencement of our gold concentrate program in Q4,” said Makko DeFilippo, President and Chief Executive Officer. “The investments we made across our operations in 2025 translated into higher copper and gold production, stronger cash generation and an improved balance sheet through year-end.
"As we enter 2026, we are building on the momentum established in 2025. The announcement of our inaugural PEA on Furnas in February clearly illustrates its relative positioning as a cornerstone asset in our long-term growth strategy. At the same time, we are completing or advancing various initiatives across our operating portfolio focused on strengthening operating margins and continued growth."
(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company's net debt leverage ratio as of December 31, 2025 was calculated as net debt of $501.7 million divided by full-year adjusted EBITDA of $409.7 million, equaling 1.2x. The net debt leverage ratio as of December 31, 2024 was 2.6x (net debt of $551.8 million divided by full-year adjusted EBITDA of $216.2 million).
(3)    For additional details, please refer to the Company's press release dated February 23, 2026.

2	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FOURTH QUARTER AND FULL YEAR 2025 REVIEW
The Caraíba Operations
•The Caraíba Operations delivered its strongest production quarter of the year, with copper production totaling 10,431 tonnes of copper in concentrate at C1 cash costs(1) of $2.27 per pound, bringing full-year copper production to 36,035 tonnes at C1 cash costs(1) of $2.22 per pound.
•Processed volumes reached a record of nearly 1.2 million tonnes during the quarter, a 17.9% increase compared to Q3 2025, following a successful multi-quarter plant debottlenecking initiative. This helped to offset the impact of lower-than-planned mined and processed grades, as well as unplanned downtime in the crushing circuit that occurred late in the year.
The Tucumã Operation
•The Tucumã Operation delivered a strong quarter, producing 9,275 tonnes of copper in concentrate at C1 Cash Costs(1) of $1.75 per pound. Full-year production reached 28,272 tonnes, including 16,854 tonnes following the declaration of commercial production effective July 1, 2025 at C1 Cash Costs(1) of $1.69 per pound.
•Higher grades and the continued ramp-up of the plant drove quarterly performance, offsetting the impact of extended downtime in December, which was related to the pull-forward of planned Q1 2026 maintenance for the early replacement of mill liners due to quality issues associated with the original equipment manufacturer.
The Xavantina Operations
•The Xavantina Operations posted its strongest quarter of the year, producing 13,837 ounces of gold at C1 cash costs(1) and AISC(1) of $766 and $1,702 per ounce, respectively. For the full year, production totaled 37,291 at C1 cash costs(1) of $976 per ounce and AISC(1) of $2,082 per ounce.
•Quarterly production increased 52.5% compared to Q3 2025 and more than 100% compared to Q1 2025, driven by higher processed grades and mill throughput, reflecting the transition to mechanized mining, a milestone that is expected to support higher development and mining rates going forward.
•The successful completion of a year-long value-creation initiative culminated in 14,999 ounces of gold shipped in concentrates during Q4 2025, including 12,754 ounces sold and 2,245 ounces deliverable under the Xavantina Gold Stream. As a result, gold from Xavantina, including gold from mining and processing operations as well as from concentrate shipments, totaled 28,836 ounces for the quarter and 52,290 ounces for the full year.
(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

3	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Copper (Caraíba Operations)
Ore Mined (tonnes)	1,225,017	1,018,972	713,980	3,732,992	3,274,410
Ore Processed (tonnes)	1,174,732	996,661	719,942	3,656,240	3,431,294
Grade (% Cu)	1.00	1.01	1.30	1.09	1.14
Recovery (%)	88.7	90.4	91.8	90.0	90.6
Cu Production (tonnes)	10,431	9,085	8,566	36,035	35,444
Cu Production (000 lbs)	22,995	20,030	18,883	79,443	78,140
Cu Sold in Concentrate (tonnes)	10,404	9,080	8,420	35,820	36,557
Cu Sold in Concentrate (000 lbs)	22,938	20,017	18,563	78,969	80,594
Cu C1 cash cost(1)	$2.27	$2.32	$1.85	$2.22	$1.97

Copper (Tucumã Operation)
Ore Mined (tonnes)	1,199,067	1,333,748	1,065,108	3,659,917	1,932,423
Ore Processed (tonnes)	517,246	575,041	223,013	1,805,300	333,791
Grade (% Cu)	1.93	1.51	2.17	1.79	1.78
Recovery (%)	90.5	89.2	89.10	88.7	86.60
Cu Production (tonnes)	9,275	7,579	4,317	28,272	5,156
Cu Production (000 lbs)	20,449	16,707	9,516	62,329	11,366
Cu Sold in Concentrate (tonnes)	9,729	6,622	3,750	27,487	4,107
Cu Sold in Concentrate (000 lbs)	21,450	14,598	8,268	60,598	9,055
Cu C1 cash cost(1)(2)	$1.75	$1.62	$—	$1.69	$—

Gold (Xavantina Operations)
Ore Mined (tonnes)	55,655	50,268	26,119	176,980	146,160
Ore Processed (tonnes)	53,256	47,865	26,120	172,178	146,161
Grade (g / tonne)	9.98	8.15	11.18	8.24	13.37
Recovery (%)	79.6	78.4	92.8	82.8	92.0
Au Production (oz)	13,837	9,073	8,936	37,291	57,210
Au Sold (oz)	13,401	8,439	11,106	35,950	60,195
Gold Sold in Concentrate (oz)(3)	12,754	—	—	12,754	—
Au C1 cash cost(1)	$766	$1,086	$744	$976	$493
Au AISC(1)	$1,702	$2,425	$1,691	$2,082	$1,006

(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, YTD 2025 copper C1 cash cost for the Tucumã Operation reflects costs from Q3 2025 onward only. Total YTD 2025 copper C1 cash costs include the Caraíba Operations' YTD costs and Tucumã Operation's costs from Q3 2025 onwards.
(3)    Gold Sold in Concentrate includes 14,999 ounces of gold shipped to customer, net of 2,245 ounces deliverable to Royal Gold under the Xavantina Gold Stream.

4	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Revenues	$320.2	$177.1	$122.5	$785.8	$470.3
Gross profit	164.4	57.4	52.4	344.6	180.6
EBITDA(1)	151.8	90.8	(31.4)	474.6	24.8
Adjusted EBITDA(1)	186.7	77.1	59.1	409.7	216.2
Cash flow from operations	129.1	110.3	60.8	395.1	145.4
Net income (loss)	78.7	36.5	(48.9)	266.9	(67.8)
Net income (loss) attributable to owners of the Company	77.0	36.0	(48.9)	263.7	(68.5)
Per share (basic)	0.74	0.35	(0.47)	2.54	(0.66)
Per share (diluted)	0.74	0.35	(0.47)	2.53	(0.66)
Adjusted net income attributable to owners of the Company(1)	108.4	27.9	17.4	220.4	80.4
Per share (basic)	1.04	0.27	0.17	2.13	0.78
Per share (diluted)	1.04	0.27	0.17	2.12	0.78

Cash, cash equivalents, and short-term investments	105.4	66.3	50.4	105.4	50.4
Working capital (deficit)(1)	15.5	(45.2)	(69.9)	15.5	(69.9)
Net debt(1)	501.7	545.5	551.8	501.7	551.8
(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2025 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

5	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2026 PRODUCTION AND COST GUIDANCE
Consolidated copper production is expected to be in the range of 67,500 to 77,500 tonnes, representing an increase of up to 20% compared to 2025 results. Guidance reflects higher sustained plant throughput and lower planned grades at both the Caraíba and Tucumã Operations. Consolidated copper production is expected to be weighed towards H2 2026 due to mine sequencing and higher plant throughput expected throughout the year.

Consequently, consolidated copper C1 cash costs(1), which are expected to range between $2.15 to $2.35 per pound of copper produced for the year, are projected to be higher in H1 2026 and decrease in H2 2026.

At the Xavantina Operations, gold production from mining and processing operations is expected to total 40,000 to 50,000 ounces, reflecting higher total mined and processed volumes with grades returning to long-term block model averages. Gold production is expected to be lowest in Q1 2026 as the mine advances new mechanized development headings in the Santo Antônio orebody and integrates new ventilation circuit upgrades, with full-year production expected to be weighted toward H2 2026.

Full-year 2026 gold C1 cash cost(1) guidance is $1,000 to $1,250 per ounce, with AISC(1) guidance of $2,000 to $2,500 per ounce. Gold unit costs are expected to be highest in Q1 2026 due to lower production volumes, before declining over the remaining quarters as throughput increases. Similarly, gold concentrate sales volumes are expected to be lowest in Q1 due to seasonal rainfall affecting drying times with higher volumes projected in Q2 and into H2 2026 with dryer seasonal conditions.

Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000
Tucumã Operation	32,500 - 37,500
Total Copper	67,500 - 77,500

Consolidated Copper C1 Cash Cost(1)
Caraíba Operations	$2.30 - $2.50
Tucumã Operation	$1.95 - $2.15
Consolidated Copper Operations	$2.15 - $2.35

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000
Gold C1 Cash Cost(1) ($/oz)	$1,000 - $1,250
Gold AISC(1) ($/oz)	$2,000 - $2,500
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this Press Release.

6	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2026 CAPITAL EXPENDITURE GUIDANCE
Total capital expenditures in 2026 are expected to range between $275 to $320 million. Capital expenditures at the existing operations are expected in the range of $245 to $280 million and include growth capital of approximately $80 million related to the continued construction of the Pilar Mine's new shaft and ancillary infrastructure at the Caraíba Operations, as well as investments in additional mine ventilation, development, and equipment to support future growth at the Xavantina Operations. The Company expects to spend an additional $30 to $40 million to continue advancing Furnas exploration, engineering, and permitting workstreams, as well as advancing several exploration opportunities within the Company's portfolio.
Figures presented in the table below are in USD millions.

Caraíba Operations	$170 - $185
Tucumã Operation	$35 - $45
Xavantina Operations	$40 - $50
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40
Total	$275 - $320
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent AIF and Management of Risks and Uncertainties in the MD&A for complete risk factors.

7	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Friday, March 6, 2026 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Friday, March 6, 2026
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10205922/1031835bf76)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=ox0mgvwd)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	2120737

8	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures
Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the year ended December 31, 2025 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

9	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

The Caraíba Operations

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Cost of production	$55,895	$50,261	$33,685	$188,765	$158,006
Add (less):
Transportation costs & other	1,904	1,731	1,149	6,749	4,967
Treatment, refining, and other	3,328	2,508	2,934	10,586	15,332
By-product credits	(7,614)	(6,693)	(5,163)	(25,211)	(17,618)
Incentive payments	(1,516)	(1,425)	1,127	(5,687)	(2,384)
Net change in inventory	266	199	927	1,513	(4,654)
Foreign exchange translation and other	110	(46)	168	(67)	185
C1 cash costs(1)	$52,373	$46,535	$34,827	$176,648	$153,834

Mining	$38,482	$33,943	$24,906	$129,663	$104,572
Processing	8,867	8,222	6,580	29,990	28,753
Indirect	9,310	8,555	5,570	31,620	22,795
Production costs	56,659	50,720	37,056	191,273	156,120
By-product credits	(7,614)	(6,693)	(5,163)	(25,211)	(17,618)
Treatment, refining and other	3,328	2,508	2,934	10,586	15,332
C1 cash costs(1)	$52,373	$46,535	$34,827	$176,648	$153,834

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs per pound
Total copper produced (lbs, 000)	22,995	20,030	18,883	79,443	78,140

Mining	$1.67	$1.69	$1.32	$1.63	$1.34
Processing	$0.39	$0.41	$0.35	$0.38	$0.37
Indirect	$0.40	$0.43	$0.29	$0.40	$0.29
By-product credits	$(0.33)	$(0.33)	$(0.27)	$(0.32)	$(0.23)
Treatment, refining and other	$0.14	$0.12	$0.16	$0.13	$0.20
Copper C1 cash costs(1)	$2.27	$2.32	$1.85	$2.22	$1.97

10	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

The Tucumã Operation

Reconciliation:	2025 - Q4	2025 - Q3	2025
Cost of production	$29,689	$18,308	$65,193
Add (less):
Transportation costs & other	8,376	4,880	13,256
Treatment, refining, and other	—	1,486	1,486
Incentive payments	(396)	(401)	(797)
Net change in inventory	(1,970)	2,783	813
Pre-commercial cost of production	—	—	(17,196)
C1 cash costs(1)	$35,699	$27,056	$62,755

Mining	$6,110	$4,552	$10,662
Processing	17,253	12,455	29,708
Indirect	3,945	3,698	7,643
Production costs	27,308	20,705	48,013
Treatment, refining and other	8,391	6,351	14,742
C1 cash costs(1)	$35,699	$27,056	$62,755

	2025 - Q4	2025 - Q3	2025
Costs per pound
Total copper produced (lbs, 000)	20,449	16,707	37,156

Mining	$0.30	$0.27	$0.29
Processing	$0.84	$0.75	$0.80
Indirect	$0.19	$0.22	$0.21
Treatment, refining and other	$0.42	$0.38	$0.39
Copper C1 cash costs(1)	$1.75	$1.62	$1.69

11	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Gold C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Cost of production	$12,882	$10,032	$9,000	$37,900	$30,055
Add (less):
Incentive payments	(442)	(364)	(434)	(1,284)	(1,481)
Net change in inventory	(208)	191	(1,914)	1,385	(594)
By-product credits	(459)	(208)	(189)	(937)	(869)
Smelting and refining	85	49	62	211	328
Gold concentrate re-handling cost	(1,444)	—	—	(1,444)	—
Foreign exchange translation, transportation and other	191	156	125	564	775
C1 cash costs	$10,605	$9,856	$6,650	$36,395	$28,214
Site general and administrative	1,628	1,602	1,576	5,582	5,600
Accretion of mine closure and rehabilitation provision	152	151	78	589	340
Sustaining capital expenditure	7,091	7,307	4,597	22,748	13,288
Sustaining lease payments	3,073	2,524	1,681	9,934	7,512
Royalties and production taxes	995	566	526	2,410	2,584
AISC	$23,544	$22,006	$15,108	$77,658	$57,538

12	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Costs
Mining	$5,619	$4,871	$3,325	$18,802	$14,702
Processing	3,138	2,787	2,162	10,603	9,117
Indirect	2,222	2,357	1,290	7,716	4,936
Production costs	10,979	10,015	6,777	37,121	28,755
Smelting and refining costs	85	49	62	211	328
By-product credits	(459)	(208)	(189)	(937)	(869)
C1 cash costs	$10,605	$9,856	$6,650	$36,395	$28,214
Site general and administrative	1,628	1,602	1,576	5,582	5,600
Accretion of mine closure and rehabilitation provision	152	151	78	589	340
Sustaining capital expenditure	7,091	7,307	4,597	22,748	13,288
Sustaining leases payments	3,073	2,524	1,681	9,934	7,512
Royalties and production taxes	995	566	526	2,410	2,584
AISC	$23,544	$22,006	$15,108	$77,658	$57,538

Costs per ounce
Total gold produced (ounces)	13,837	9,073	8,936	37,291	57,210

Mining	$406	$537	$372	$504	$257
Processing	$227	$307	$242	$284	$159
Indirect	$160	$260	$144	$207	$86
Smelting and refining	$6	$5	$7	$6	$6
By-product credits	$(33)	$(23)	$(21)	$(25)	$(15)
Gold C1 cash cost	$766	$1,086	$744	$976	$493
Gold AISC	$1,702	$2,425	$1,691	$2,082	$1,006

13	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Net Income (Loss)	$78,738	$36,513	$(48,928)	$266,906	$(67,790)
Adjustments:
Finance expense	11,330	11,331	3,851	33,360	17,089
Finance income	(2,201)	(1,208)	(690)	(5,377)	(4,300)
Income tax expense (recovery)	23,453	12,774	(5,862)	64,050	(7,651)
Amortization and depreciation	40,503	31,369	20,265	115,707	87,410
EBITDA	$151,823	$90,779	$(31,364)	$474,646	$24,758
Foreign exchange loss (gain)	23,352	(22,055)	92,804	(95,743)	165,008
Share based compensation	8,909	6,742	(7,496)	24,580	9,983
Unrealized loss (gain) on commodity derivatives	1,597	1,627	(250)	4,690	(238)
Change in rehabilitation and closure provision(1)	556	—	4,609	556	4,609
Write-down of mineral properties and exploration and evaluation asset	—	—	839	—	12,051
Others	507	—	—	965	—
Adjusted EBITDA	$186,744	$77,093	$59,142	$409,694	$216,171

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

14	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q4	2025 - Q3	2024 - Q4	2025	2024
Net income (loss) as reported attributable to the owners of the Company	$76,970	$35,978	$(48,944)	$263,723	$(68,475)
Adjustments:
Share based compensation	8,909	6,742	(7,496)	24,580	9,983
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	19,289	(15,057)	66,971	(63,600)	114,885
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	4,723	(3,964)	15,182	(22,586)	30,685
Unrealized loss (gain) on commodity derivatives	1,559	1,574	(243)	4,579	(240)
Change in rehabilitation and closure provision(1)	554	—	4,591	554	4,591
Write-down of mineral properties and exploration and evaluation asset	—	—	836	—	12,046
Others	504	—	—	962	—
Tax effect on the above adjustments	(4,061)	2,661	(13,459)	12,160	(23,060)
Adjusted net income attributable to owners of the Company	$108,447	$27,934	$17,438	$220,372	$80,415

Weighted average number of common shares
Basic	103,961,272	103,621,631	103,345,064	103,683,274	103,106,305
Diluted	104,693,751	104,044,755	103,877,690	104,132,269	103,713,563

Adjusted EPS
Basic	$1.04	$0.27	$0.17	$2.13	$0.78
Diluted	$1.04	$0.27	$0.17	$2.12	$0.78
(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

15	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2025	September 30, 2025	December 31, 2024
Current portion of loans and borrowings	$55,711	$50,590	$45,893
Long-term portion of loans and borrowings	551,403	561,146	556,296
Less:
Cash and cash equivalents	(105,442)	(66,257)	(50,402)
Net debt (cash)	$501,672	$545,479	$551,787

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2025	September 30, 2025	December 31, 2024
Current assets	$276,212	$207,413	$141,790
Less: Current liabilities	(260,718)	(252,579)	(211,706)
Working capital (deficit)	$15,494	$(45,166)	$(69,916)

Cash and cash equivalents	105,442	66,257	50,402
Available undrawn revolving credit facilities(1)	45,000	45,000	15,000
Available undrawn prepayment facilities(2)	—	—	25,000
Available liquidity	$150,442	$111,257	$90,402

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2)    In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

16	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO
Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).
FOR MORE INFORMATION, PLEASE CONTACT
Farooq Hamed, VP, Investor Relations
info@ero.com

17	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations; the estimation of mineral reserves and mineral resources; estimated completion dates for certain milestones, including the completion of the Pilar Mine's new external shaft at the Caraíba Operations; the ability of the Company to maintain improved performance at the Caraíba mill or realize benefits associated with the Pilar Mine's new external shaft; the Company's ability to advance work programs under the Furnas earn-in agreement, estimated timing for certain project milestones, the ability to further enhance the value of the Project's economics, extend the known limits of mineralization and/or increase its production profile, the ability to advance license and permitting processes, produce and publish additional engineering studies, upgrade mineral resources to mineral reserves, and to ultimately achieve expected production, operating cost, capital expenditure forecasts, and economic value at the Furnas Project; the discovery of additional mineralization and the potential for positive impacts on production rates from the mines or processing facilities; the significance of any particular exploration program or result, including the Company's expectations associated with the stockpiled gold concentrates at the Xavantina Operations, and the successful development of new deposits; the Company's ability to monetize gold concentrates produced at the Xavantina Operations, including expectations for operating costs, payability, the actual grades of gold concentrates sold, statements with respect to total volume or tonnes of gold concentrate to be sold, and the timing therein, as well as the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration and the potential to convert any portion of the inferred mineral resource base to economically viable mineral reserves; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this presentation and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

18	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada